January 29, 2008

Mr. Larry Spirgel

Division of Corporation Finance, Assistant Director

Securities and Exchange Commission

Mail Stop 3720

Washington, DC 20549

Re:	Learning Tree International, Inc.

Form 10-K for Fiscal year Ended September 28, 2007

Filed December 11, 2007

File No. 000-27248

Dear Mr. Spirgel:

On behalf of Learning Tree International, Inc. (the Company), we hereby respond to the Staff’s comment letter dated January 22, 2008. The Staff’s comment in the letter has been reproduced below, and our response is noted below the comment.

Form 10-K for the fiscal year ended September 28, 2007

Quarterly Results of Operations, page 29

Question

1. We refer to the sales and marketing expense for use taxes due on catalogues and the marketing expenses recorded in the fourth quarter of 2007 that related to the previous quarter. Please tell us why a restatement of the Form 10-Q for the quarterly period ended June 29, 2007 for this error was not required. Refer to SFAS 154 in your response. Also provide us with your SAB 99 analysis.

Response

In our Quarterly Results of Operations on page 29 we stated; “In the fourth quarter of 2007, we recorded $0.6 million to sales and marketing expense for use taxes due on catalogues as well as $0.5 million of marketing expense that relates to the third quarter.”

The $0.6 million accrual resulted from a review in the fourth quarter of use taxes due on catalogues over the period 2004-2007, triggered by a claim made by the State of Georgia. Based on precedents with respect to income tax audit reserves, the Company recorded the reserve in the fourth quarter of FY 2007 as that was the period in which it was determined that the reserve was required. There was also $0.2 million of interest expense accrued attributable to the use taxes. In contrast, the $0.5 million of marketing expense should have been recorded in the third quarter, but was not properly accrued.

SFAS 154 states: “Any error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior period financial statements.” As with all FASB statements it concludes with: “The provisions of this Statement need not be applied to immaterial items.”

The Company did prepare an SAB 99 analysis regarding the use tax on catalogues that was signed and dated December 6, 2007 (copy attached).

1

As set forth more fully in the SAB 99 analysis, even if the potential adjustments for fiscal years 2005 and 2006 had been made to the Company’s historical financial statements, the impact would obviously be immaterial with regard to the Company’s market capitalization, assets and revenues, representing approximately one tenth of a percent of each of these measures.

From the time the Company went public in 1996 until 2003, it was profitable every year and its average net income margin (net income divided by total revenues) for those eight years was 8.3%. However, primarily due to a significant decline in IT spending, the Company was operating on a break-even basis in fiscal years 2004, 2005 and 2006, with net losses of zero, one and two percent of revenues, respectively. In fiscal year 2007, the Company reported $17 million in net income, which was a 10% margin. When income approaches zero, the percentage variation caused by even an insignificant adjustment becomes large even though it is insignificant compared to other components of the income statement. The potential adjustments for the use tax on catalogues would have had a 13.2% impact on net losses reported in 2004, a 7.8% impact on net losses reported in fiscal year 2005 and a 4.4% impact on net losses in fiscal year 2006. Recording the portions of the use tax adjustment attributable to the years 2004-2006 in the fourth quarter of 2007 reduced reported net income for fiscal year 2007 by 2.3% and reduced reported net income for the fourth quarter by 4.9%.

After careful consideration, management concluded that these variations in net earnings were not material to investors and would not have significantly altered the ‘total mix’ of information made available” and were, therefore, immaterial. The key factor for investors was that the Company was (under both the original and the adjusted amounts) operating at breakeven. In reaching this conclusion, management undertook a detailed analysis of all criteria required by SAB 99. In particular, none of the nine factors set out in SAB 99 for “considerations that may well render material a quantitatively small misstatement of a financial statement item” were present in these situations.

Under SAB 99 the Company can look to a “pattern of market performance” to establish whether such dollar amounts (even with large percentage impacts given break-even performance) have been material to investors. As discussed in the attached SAB 99 analysis, the Company had previously announced two successive restatements to its financial statements involving fiscal years 2003, 2004, 2005 and 2006, each of which involved larger amounts than the adjustments that are the subject of this correspondence.

The following table shows both the estimates of the restatements to reported earnings (all of which involved downward adjustments) in the initial announcement and the actual amounts of the restatements (all but two of which were more negative than originally estimated):

Adjustments to earnings (millions)	2003	2004	9 mos 2005	2005	9 mos 2006
First restatement initial estimates	$(.0.7) to ($1.1)	$(.0.6) to ($1.0)	$(.0.2) to ($0.5)
First restatement final actuals	$(0.9)	$(1.1)	$(1.9)
Second restatement initial estimates				$(0.5)	$(1.0)
Second restatement final actuals				$(1.2)	$(0.9)

2

As more fully described in our SAB 99 analysis, a review of the Company’s stock prices just prior to and just after each of these announcements shows that the stock price was unaffected by the disclosures of these amounts.

As a result, after detailed review, management concluded these changes would not have significantly altered the ‘total mix’ of information made available” and were immaterial, a conclusion with which the Company’s independent auditors concurred.

Although no separate SAB 99 analysis was prepared for the third quarter of fiscal 2007, it is management’s opinion that the same conclusion is valid for the $0.5 million of marketing expense, which would have been approximately 3.6% of net income for the first nine months of fiscal year 2007 and 8.9% of net income for the third quarter of 2007. The $0.5 million of marketing expense was 4.2% of fourth quarter net income and its recognition in the fourth quarter instead of the third quarter had no impact on fiscal year 2007 net income.

Statement

Learning Tree International, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds to the staff’s comments. If you have any questions, please contact Charles R. Waldron, Chief Financial Officer and Chief Accounting Officer, directly at 703-925-7758. Thank you for your time and consideration.

Sincerely,

/s/ Charles R. Waldron
Charles R. Waldron
Chief Financial Officer and Chief Accounting Officer

3

Technical Memorandum

Subject: Determination of Materiality of Adjustment for Sales and Use Tax for Catalogs

To: File

From: E.R. Garen—Chairman

N.R. Schacht—President and CEO

C.R. Waldron—CFO

H.A. Bain—Chairman of the Audit Committee

Date: December 6, 2007

Issue:

As a result of a sales and use tax audit conducted by the state of Georgia during fiscal year 2007, Learning Tree International, Inc. (the Company) recorded a reserve of $797,080.74 for sales and use taxes payable with respect to course catalogs used in fiscal years 2004, 2005, 2006, and 2007. Based on precedents with respect to income tax audit reserves, the Company recorded the reserve in the fourth quarter of FY 2007 as that was the period in which it was determined that the reserve was required.

In addition, Company management has considered whether recording the reserves according to the year of catalog use would be material to fiscal year 2005, any quarter of fiscal year 2006, or to fiscal year 2006 in total. Based on the analysis set forth below, Company management has concluded that the potential adjustments are immaterial to those financial statements.

Authoritative References:

Many accounting principles and SEC rules and regulations discuss the definition of materiality for securities law purposes. SEC Staff Accounting Bulletin (SAB) 99, issued August 12, 1999, succinctly summarizes the meaning as follows:

“A matter is ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.”

This formulation reflects the holdings of the Supreme Court, which states that a fact is material if there is “a substantial likelihood that the . fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”1

Applying these general principles in the context of financial statements, the FASB stated in its Statement of Financial Accounting Concepts No 2,:

“The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is

ITSC Industries v. Nonhway, Inc., 426 U.S 438. 449 (1976). Sec also Basic, lnc v. Levinson, 485 U.S. 224 (1988).

1

probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Although there have been some attempts to reduce the question of materiality to quantitative criteria, these have been rejected. The Supreme Court has held that determinations of materiality require “delicate assessments of the inferences a ‘reasonable shareholder1 would draw from a given set of facts and the significance of those inferences to him . . .”2 Similarly, Paragraph 131 of Statement of Financial Accounting Concepts No. 2 states:

“Some hold the view that the Board should promulgate a set of quantitative materiality guides or criteria covering a wide variety of situations that preparers could look to for authoritative support. That appears to be a minority view, however, on the basis of representations made to the Board in response to the Discussion Memorandum, Criteria for Determining Materiality. The predominant view is that materiality judgments can properly be made only by those who have all the facts. The Board’s present position is that no general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment.”

Even more directly, SAB 99 explicitly states “the staff reminds registrants and the auditors of their financial statements that exclusive reliance on this or any percentage or numerical threshold has no basis in the accounting literature or the law.”3

However, because the ultimate question is whether a reasonable investor would change his or her decision based on the potential adjustment, the accounting literature also supports using direct information (but not speculation) concerning the impact of such an adjustment on the market. Thus, SAB 99 states:

“Among other factors, the demonstrated volatility of the price of a registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material. Consideration of potential market reaction to disclosure of a misstatement is by itself “too blunt an instrument to be depended on” in considering whether a fact is material. When, however, management or the independent auditor expects (based, for example, on a pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.”

Summary of Authoritative References

The management of Learning Tree thus concludes that any particular percentage test is, at best, of only limited use in judging materiality, and that the broader measures defined above must be applied, including:

• Whether there is “a substantial likelihood that a reasonable person would consider it important” (SAB 99)

2	TSC indusuiM. 426US. at450.

3 Although this statement is made in the context of assessing materiality when misstatements fall beneath a numerical threshold, the statement does not appear to be so limited.

2

- Whether there is "a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available" (Supreme Court)
- Whether "it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item." (FASB Statement of Financial Accounting Concepts No. 2)
- Take "into account all the considerations that enter into an experienced human judgment." (FASB Statement of Financial Accounting Concepts No. 2)
- Take into consideration market reaction to a known misstatement (SAB 99).

In evaluating this sales and use tax issue according to each of these standards, as described below, the Company has concluded that it does not represent a material variance to the reporting of the results of any of the relevant prior periods.

Analysis of Materiality:

If the reserve were to be allocated by the year of the catalog use, the estimated amount of the required reserve (including estimated annual interest) for each year would have been:

$000	FY 2004	FY 2005	FY 2006	FY 2007	Total
Sales and use tax attributable to each year	113	195	179	156	643
Estimated annual interest	6	25	49	74	154
	$ 119	$ 220	$ 229	$ 229	$ 797

If these potential adjustments were made to the Company's historical financial statements for fiscal years 2005 and 2006[4], the impact[5] would obviously be immaterial with regard to the Company's market capitalization, assets and revenues, representing approximately one tenth of a percent of each of these measures.

The Company was operating on a break-even basis in fiscal years 2005 and 2006, with a net loss between one and two percent of revenues. When pre-tax net income approaches zero the percentage variation caused by an adjustment becomes magnified even though (as in this case) it might be insignificant compared to other components of the income statement. As a result, the potential adjustments would have a 7.8% impact on net earnings in fiscal year 2005 and 4.4% impact in fiscal year 2006. Moreover, because pre-tax earnings are even smaller, the percentage changes are enormous even though the absolute dollar amounts are small. The Company notes that the potential adjustments would have the effect of $0.01 or less per share in each fiscal year 2005 and 2006. The impact of potential adjustments for each quarter of fiscal year 2006 are similar to those discussed above for fiscal years 2005 and 2006.[6]

However, we have concluded that this one factor should be dispositive as to materiality under these circumstances. Indeed, none of the nine factors set out in SAB 99 for "considerations that may well render material a quantitatively small misstatement of a financial statement item" are present in this situation:

---

[4] The Company's Consolidated Statement of Operations (Income Statement) for the years in question (FY 2005 and FY 2006) are attached as Exhibit A. No analysis is presented for fiscal year 2004 because there will be no income statement for that year in the 2007 10-K. The potential adjustment for 2004 would be comprehended in beginning retained earnings for fiscal year 2005 and would be immaterial to the balance sheet.
[5] The impact of the potential adjustments is shown in Exhibits B and C.
[6] The impact of the potential adjustments is shown in Exhibit D.

3

Consideration Present with regard to sales and use tax reserve?

whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate Not Applicable whether the misstatement masks a change in earnings or other trends No whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise No whether the misstatement changes a loss into income or vice versa No (In both FY 2005 and FY 2006, net after-tax loss increased.)

whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability No whether the misstatement affects the registrant’s compliance with regulatory requirements No whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements No whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation No whether the misstatement involves concealment of an unlawful transaction No

Moreover, in this case the Company has the benefit of a “pattern of market performance” to establish whether such small dollar amounts (even with large percentage impacts given break-even performance) have not been material to investors. On four occasions in the last three years, the Company has made public announcements with respect to financial statement adjustments which were similarly small (although larger than the potential adjustments here) in absolute dollar amounts but which created large percentage impacts in certain individual line items. In each case, there was no significant volatility—either in absolute terms or relative to the broader market-in the period following the announcement.

Occasion 1. On December 7, 2005, the Company announced that it would restate its consolidated financial statements for fiscal years ended September 30, 2001, September 30, 2002, September 30, 2003 and October 1, 2004, and the quarterly periods within the fiscal years ended October 1, 2004 and September 30, 2005. It provided the following guidance with the regard to the impact of the adjustments: “As a result of the expected income statement adjustments, Learning Tree expects: (i) immaterial reductions to its FY 2001 and FY 2002 net income; (ii) a reduction of between $700,000 and $1.1 million [13.5% to 21.3%] from its previously reported net income for FY 2003; (iii) a reduction of between $600,000 and $1 million [from positive income to negative income] from its previously reported net income for FY 2004 which would lead to FY 2004 results of between breakeven and a net loss of 2 cents per diluted share; and (iv) a reduction of between $200,000 and

$500,000 [17.2% to 43.0%] from previously reported net income for the first three quarters of FY 2005.”

The following graph shows investor reaction to this news based on investing $1 in both Company stock and the NASDAQ average five trading days before the announcement and holding it for five trading days after the announcement:

LTRE Announces 1st Restatement—Dec 7, 2005

$1.10 $1.00 $0.90 $0.80 $0.70 $0.60 $0.50

Nov 30 Dec 1 Dec 2 Dec 5 Dec 6 Dec 7 Dec 8 Dec 9 Dec 12 Dec 13 Dec 14 2005 2005 2005 2005 2005 2005 2005 2005 2005 2005 2005

-LTRE

NASDAQ

Occasion 2. On January 13, 2006, the Company announced the restated results for its fiscal years 2003, 2004 and 2005. Net Income for FY 2003 declined $943K [18.3%] and Net Income for 2004 declined $1.1 million which took it from a positive to negative income position. Earnings for the first three quarters of 2005 declined $1.9 million which also took it from a positive to negative net income position.

The following graph shows investor reaction to this news based on investing $ 1 in both Company stock and the NASDAQ average five trading days before the announcement and holding it for five trading days after the announcement:

$1.10 $1.00 $0.90 $0.80 $0.70 $0.60 $0.50

LTRE Announces 1st Restated Earnings- Jan 13, 2006

Jan6 Jan9 Jan 10 Jan 11 Jan 12 Jan 13 Jan 17 Jan 18 Jan 19 Jan 20 Jan 23 2006 2006 2006 2006 2006 2006 2006 2006 2006 2006 2006

LTRE

NASDAQ

Occasion 3. On November 13, 2006, the Company announced it would restate its consolidated financial statements for fiscal year ended September 30, 2005, the quarterly periods in fiscal year ended September 30, 2005, and the first three quarterly periods in fiscal year ended September 29, 2006. The Company stated: “Learning Tree expects a decrease in pre-tax income of approximately $0.5 million [41.5%] from its previously reported pre-tax income for FY 2005 and a reduction of approximately $1.0 million [74.5%] in its previously reported pre-tax income for the nine-months ended June 30, 2006”.

The following graph shows investor reaction to this news based on investing $ 1 in both Company stock and the NASDAQ average five trading days before the announcement and holding it for five trading days after the announcement:

$1.10 $1.00 S0.90 $0.80 $0.70 $0.60 $0.50

LTRE Announces 2nd Restatement—Nov 13, 2006

Nov 6 Nov 7 Nov 8 Nov 9 Nov 10 Nov 13 Nov 14 Nov 15 Nov 16 Nov 17 Nov 20 2006 2006 2006 2006 2006 2006 2006 2006 2006 2006 2006

LTRE

NASDAQ

Occasion 4. Finally, on April 30, 2007, the Company filed its 10-K for FY 2006 and announced its restated earnings. FY 2005 pre-tax income declined SI.2 million [98.6%] as a result of the restatement. Pre-tax income for the first nine months of FY 2006 declined S866K [64.5%] due to the restatement.

The following graph shows investor reaction to this news based on investing $1 in both Company stock and the NASDAQ average five trading days before the announcement and holding it for five trading days after the announcement:

LTRE Announces 2nd Restated Earning—Apr 30, 2007

$1.10 $1.00 $0.90 $0.80 $0.70 $0.60 $0 50

|

Apr 23 Apr 24 Apr 25 Apr 26 Apr 27 Apr 30 May 1 May 2 May 3 May 4 May 5 2007 2007 2007 2007 2007 2007 2007 2007 2007 2007 2007

LTRE

NASDAQ

In each case, the stock price of LTRE showed no signs of any significant, much less excessive, volatility, either in absolute or relative terms, even though all of the above-mentioned adjustments were considerably larger in both dollar and percentage terms than the potential adjustments that are the subject of this memorandum. The much larger adjustments had no apparent impact on how investors viewed the value of the Company as presented by the stock price.

In the end, the “experienced human judgment” required by the accounting rules and applicable law also support a conclusion that the proposed adjustments are not material, given that the market capitalization of the Company during this period bore no meaningful relation to its net income.

Conclusion:

For all of the foregoing reasons, we conclude that the potential adjustment for the sales and use taxes associated with catalogs is not material as there is not “a substantial likelihood that the . . fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”

Eric R. Garen, Chairman of the Board

Nicholas R. Schacht, President & CEO

Charles R. Waldron, CFO

Howard A. Bain, Chairman of the Audit Committee

Exhibit A Historical Financials

Fiscal Year Ended

September 30, 2005 September 29, 2006

$151,558 $ 154 049

Cost of revenues 75,966 76,164

75,592

7,952 42,387 27,499 77,885

10,080 42,503 27,944

Operating expenses:

General and administrative

77,838 80,527

(2,246)

2,517 (242) (12) (2,642)

3,361 (5) 17

Other income (expense), net:

Other

2,263 3,373

Income before provision for income taxes Provision for income taxes 17 1,713 731 3,853

Net income (loss) $ (1,696) $ (3,122)

Income (loss) per common share—basic $ (0.10) $ (0.19)

Income (loss) per common share—diluted $ (0.10) $ (0.19)

Exhibit B 2005 As Adjusted

Fiscal Year Ended

September 30, 2005 September 30, 2005 Adjustment (Adj) % Change

Revenues $ 151,558 75,966 $ 151,558 75,966

Cost of revenues

75,592

7,952 42,387 27,499 75,592

7,952 195 42,582 27,499

Operating expenses:

0.5%

General and administrative

77,838 195 78,033 0.3%

(2,246)

2,517 (242) (12) (195) (2,441)

(25)	2,492 (242) (12) -8.7% -1.0%

Other income (expense), net:

Other

2,263 (25) 2,238 -1.1%

Income (loss) before provision for income taxes Provision for income taxes 17

1,713 (220) (203) (88) 1,625 -1294.4% -5.1%

Net income (loss) $ 1,696) $ (132) $ 1,828) -7.8%

Income (loss) per common share—basic $ (0.10) $ (0.01) $ (0.11) -7.8%

Income (loss) per common share-diluted $ (0.10) $

$ (0.10) $ (0.01) $(0.11) -7.8%

Exhibit C 2006 as Adjusted

Fiscal Year Ended

September 29, 2006 September 29, 2006 (Adj) Adjustment % Change

$ 154,049 $ 154,049 76,164

Cost of revenues 76,164

77,885 179 77,885

10,080 42,682 27,944

Operating expenses: 10 080

42,503

0.4%

General and administrative 27,944

80,527 179 80,706 0.2%

(2,642) (179) (49) (2,821)

3,312 (5) 17 -6.8% -1.5%

Other income (expense), net: 3,361 (5)

Other 17

3,373 (49) 3,324 -1.5%

Income before provision for income taxes Provision for income taxes 731 3,853 (229) (91) 502 3,762 -31.3% -2.4%

Net income (loss) $ (3,122) $ (137) $ (3,259) -4.4%

Income (loss) per common share—basic $ (0.19) $ (0.01) $ (0.20) -4.4%

Income (loss) per common share—diluted $ (0.19) $ (0.01) $ (0.20) -4.4%

Exhibit D
2006 by Quarter as Adjusted

	Q1 December 30, 2005	Q2 March 31, 2006	Q3 June 30, 2006	Q4 September 29, 2006
Revenues	$ 39,806	$ 34,282	$ 41,218	$ 38,743
Cost of revenues	18,936	18,253	20,294	18,681
Gross profit	20,870	16,029	20,924	20,062
Operating expenses:				
Course development	2,298	2,436	2,854	2,492
Sales and marketing	9,341	11,384	11,515	10,263
General and administrative	6,713	6,389	6,918	7,924
Total operating expenses	18,352	20,209	21,287	20,679
Income (loss) from operations	2,518	(4,180)	(363)	(617)
Other income (expense), net	659	843	998	873
Income (loss) before provision for income taxes	3,177	(3,337)	635	256
Provision (benefit) for income taxes	1,282	(1,380)	157	3,794
Net income (loss)	$ 1,895	$ (1,957)	$ 478	$ (3,538)
Earnings (loss) per common share - basic	$ 0.11	$ (0.12)	$ 0.03	$ (0.21)
Earnings (loss) per common share - diluted	$ 0.11	$ (0.12)	$ 0.03	$ (0.21)
Catalogs mailed	2,094	2,940	2,757	2,138
Pro-rated tax	38	53	50	39
Pro-rated interest	10	15	14	11
Pro-rated Adjustment	$ 48	$ 68	$ 63	$ 49
Restated sales and marketing	$ 9,379	$ 11,437	$ 11,565	$ 10,302
% change	0.4%	0.5%	0.4%	0.4%
Restated income (loss) from operations	$ 2,480	$ (4,233)	$ (413)	$ (656)
% change	-1.5%	-1.3%	-13.7%	-6.3%
Restated income (loss) before income taxes	$ 3,129	$ (3,405)	$ 572	$ 207
% change	-1.5%	-2.0%	-10.0%	-19.2%
Restated net income (loss)	$ 1,866	$ (1,998)	$ 440	$ (3,568)
	-1.5%	-2.1%	-8.0%	-0.8%
Restated earnings (loss) per common share	$ 0.11	$ (0.12)	$ 0.03	$ (0.21)
	-1.5%	-2.1%	-8.0%	-0.8%

12